PRESS RELEASE

Banro Announces Q2 2016 and Half-Year Financial Results

Toronto, Canada – August 10, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the second quarter of 2016.

HIGHLIGHTS

  Q2 2016 consolidated (combined Twangiza and Namoya) gold production of 49,673 ounces, an increase of 45% from Q2 2015, with a consolidated cash cost of $735 per ounce
  Namoya achieved record quarterly production of 23,455 ounces of gold in Q2 2016 with a cash cost of $782 per ounce, rising to 9,200 ounces of gold produced in the month of June
  Q2 2016 EBITDA of $19 million, as Namoya achieves steady state production levels in June
  H1 2016 consolidated (combined Twangiza and Namoya) gold production of 93,865 ounces with a cash cost of $750 per ounce, combined mine site all-in sustaining cost of $880 per ounce, and total all-in sustaining cost of $976 per ounce, in-line with 2016 production guidance

All dollar amounts in this press release are expressed in thousands of dollars, except per share and per ounce amounts, and, unless otherwise specified, in United States dollars.

“The continued ramp up of Namoya to steady state levels is evident in the improving quarter on quarter results, in line with expectations for the first half of 2016,” said Banro President and CEO John Clarke. “We continue to focus on delivering improving results in the second half of the year, driven by higher production, as indicated in our 2016 guidance. Continuous delivery inline with expectations along with the positive benefits of the current gold environment are expected to support a continually improving financial position for the Company.”

(I) FINANCIAL

Effective January 1, 2016, commercial production was declared at Namoya. As such, the financial results for the three and six-months ended June 30, 2016, reflect the activity of both Twangiza and Namoya. The table below provides a summary of financial and operating results for the three and six-month periods ended June 30, 2016 and 2015 as well as the three-months ended March 31, 2016:

			Change				Change
	Q2 2016	Q2 2015%		Q1 2016	H1 2016	H1 2015%
Selected Financial Data
Revenues	59,649	42,597	40%	46,540	106,189	83,600	27%
Total mine operating expenses[1]	(52,042)	(28,068)	85%	(44,408)	(96,450)	(52,349)	84%
Gross earnings from operations	7,607	14,529	(48%)	2,132	9,739	31,251	(69%)
Net loss	(13,486)	(48,666)	(72%)	(23,134)	(36,620)	(41,886)	(13%)
EBITDA	18,571	16,904	10%	9,992	28,563	36,946	(23%)
Basic net (loss)/earnings per share ($/share)	(0.04)	(0.19)	(77%)	(0.09)	(0.13)	(0.17)	(24%)
Key Operating Statistics
Average gold price received ($/oz)	1,201	1,194	1%	1,109	1,159	1,201	(4%)
Gold sales (oz)	49,681	35,665	39%	41,967	91,648	69,621	32%
Gold production (oz)	49,673	34,325	45%	44,192	93,865	70,268	34%
All-in sustaining cost per ounce ($/oz)	901	701	29%	855	880	643	37%
Cash cost per ounce ($/oz)	735	587	25%	767	750	558	34%
Gold margin ($/oz)	466	607	(23%)	342	409	643	(36%)
Financial Position
Cash including restricted cash	24,408	9,270		25,029	24,408	9,270
Gold bullion inventory at market value[2]	7,645	1,875		7,231	7,645	1,875
Total assets	899,191	879,510		897,240	899,191	879,510
Long term debt	192,464	165,591		190,489	192,464	165,591

(1)	Includes depletion and depreciation.

(2)	This represents 5,788 ounces of gold bullion inventory shown at June 30, 2016 closing market price of $1,321 per ounce of gold.

•

Revenues for the three and six-months ended June 30, 2016 were $59,649 and $106,189, respectively, 40% and 27% increases compared to the corresponding prior year periods of $42,597 and $83,600, respectively. During the second quarter of 2016, ounces of gold sold increased by 39% to 49,681 ounces compared to sales of 35,665 ounces during the second quarter of 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during the second quarter of 2016 was $1,201 compared to an average price of $1,194 per ounce obtained during the second quarter of 2015. The average realized price for the second quarter of 2016 was lower than the average spot market price due to lower implied prices for stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the three and six- months ended June 30, 2016 were $52,042 and $96,450, respectively, compared to the corresponding prior year periods of $28,068 and $52,349, respectively. The increase is a result of the operating expenses attributable to Namoya which were treated as capitalized development costs throughout 2015. With the contribution of two operating mines, the increase in mine operating expenses attributable to depletion and depreciation was $8,404 and $14,249 for the three and six-months ended June 30, 2016, respectively.

•

Gross earnings from operations for the three and six-months ended June 30, 2016 were $7,607 and $9,739, respectively, compared to $14,529 and $31,251 for the corresponding periods of 2015. The 40% and 27% increases in revenue for the three and six month periods ending June 30, 2016 were offset by 85% and 84% increases in mine operating expenses, respectively, as a result of the contribution from two mines, which were in-line with management expectations of the progressive ramp up of Namoya to steady state production and Twangiza’s production profile being weighted to the second half of the year.

•

Consolidated EBITDA for the six-months ended June 30, 2016 was $28,563 compared to $36,946 for the corresponding period of 2015, reflecting the lower production levels at Twangiza. The EBITDA at Twangiza was $11,721 for the second quarter of 2016 compared to $18,724 for the corresponding prior year period reflecting lower production levels, which is expected to improve in H2 2016. Namoya’s EBITDA of $7,920 was lower than the contribution from Twangiza as Namoya focused on higher levels of production in its mining and stacking operations coupled with the lagging effect of gold produced through the heap leach process. As a result, the consolidated EBITDA for the second quarter of 2016 was $18,571 as compared to $16,904 for the second quarter of 2015.

•

Cash costs per ounce on a sales basis for the first half of 2016 were $750 per ounce of gold, in line with guidance of $700 to $800 per ounce of gold, representing a 34% increase from $558 per ounce of gold in the first half of 2015. Cash costs per ounce on a sales basis for the second quarter of 2016 were $735 per ounce of gold, a 25% increase from $587 per ounce of gold in the second quarter of 2015. Cash costs for the second quarter of 2016 were higher than the corresponding prior year period mainly due to the contributions from Namoya having a high cost per ounce as the operation ramps up to full production levels. Higher per ounce costs were also recorded at Twangiza due to higher mining costs from increased waste movement and lower production levels due to the processing of lower grade ore. This situation is expected to improve in H2 2016.

•

Net loss for the three and six-months ended June 30, 2016 of $13,486 and $36,620, respectively, were driven by the combination of non-cash items totaling approximately $5,900 and $15,300, respectively, relating primarily to fair value losses on mark-to- market derivative liabilities such as the gold forward sale agreements, and preferred shares, driven by improvements in the gold price environment and warrants driven by the increase in the share price of the Company, that were outside the normal course of operating activities in the quarter.

•

Mine site all-in sustaining costs for the first half of 2016 were $880 per ounce (compared to $643 per ounce of gold in the first half of 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the second quarter of 2016 were $901 per ounce (compared to $701 per ounce of gold in the second quarter of 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. The higher sustaining capital per ounce was driven by the decrease in production at Twangiza from Q2 2015.

(ii) Operational - Twangiza

•	During the second quarter of 2016, Twangiza experienced no loss time injury (“LTI”).

•

During the second quarter of 2016, the plant at the Twangiza Mine processed 414,829 tonnes of ore (compared to 428,661 tonnes during the second quarter of 2015). Ore was processed during the second quarter of 2016 at an indicated head grade of 2.75 g/t Au (compared to 3.01 g/t Au during the second quarter of 2015) with a recovery rate of 75.7% (compared to 82.2% during the second quarter of 2015) to produce 26,218 (compared to 34,325 during the second quarter of 2015) ounces of gold. Gold production at Twangiza was in line with the mine plan where production is heavily weighted to the latter half of 2016 with more mining faces available and increased throughput from the fine crusher expansion project.

(iii) Operational – Namoya

•

Namoya gold production increased from 17,554 ounces in the first quarter of 2016 to 23,455 ounces in the second quarter of 2016, in line with our guidance to deliver steady state gold production in H2 2016. Namoya reached 9,201 ounces of gold poured in June 2016 with improved stacking and gold recoveries. Subsequent to quarter end, the operation delivered record stacking rates of 216,000 tonnes for the month of July, reaching design capacity.

•	During the second quarter of 2016, Namoya experienced no LTIs relating to employees and 1 LTI relating to contractors for a LTI frequency rate of 0.096.

•

During the second quarter of 2016, the plant at the Namoya Mine stacked 485,319 tonnes of ore (compared to 330,267 tonnes during the second quarter of 2015). Ore stacked during the second quarter of 2016 had an indicated head grade of 2.03 g/t Au (compared to 1.53 g/t Au during the second quarter of 2015). Namoya produced 23,455 ounces of gold during the second quarter of 2016 (compared to 10,525 ounces of gold during the second quarter of 2015).

(iv) Exploration

•	During the second quarter of 2016, exploration activities were limited to low level regional exploration and the preparation for increased activity during the third quarter focusing on near mine exploration.

(v) Corporate Development

•

During the second quarter of 2016, the Company advanced planning and analysis on its potential hydro power projects relating to operations at both Twangiza and Namoya. It is expected that the hydro power projects would provide significant savings in power generation costs, reducing overall operating costs throughout the life of mine.

(vi) Subsequent Event

•

In July 2016, the Company entered into a gold dore purchase agreement (the “Dore Agreement”) in connection with a $10,000 loan facility with Baiyin International Investment Ltd (“Baiyin”), an affiliate of RFW Banro Investments Limited (“RFWB”). RFWB currently owns approximately 16.5% of the outstanding common shares of Banro. The loan facility is funded in two equal tranches, the first tranche was funded in July and the second tranche is to be funded on September 1, 2016. Under the Dore Agreement, Baiyin will purchase approximately 50% of the gold dore produced by Twangiza starting October 1, 2016 and 50% of the gold dore produced by Namoya from December 1, 2016 until the date the loan facility is repaid. The gold dore purchases under the Dore Agreement are at market prices.

•	The benefits of the Dore Agreement and related loan facility include:

o	Securing debt with a maturity of up to 4 years in contrast to short-term amortizing loans often with maturities of less than 2 years;

o	Diversifies the Company’s offtake arrangements with an additional refinery at no additional cost; and

o	Reduces selling costs associated with approximately 50% of the Company’s gold production.

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash cost, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

		Q1 2016		Q1 2015	Q4 2015
	Twangiza	Namoya	Consolidated	Twangiza	Twangiza
Mine Operating Costs ($000s)	22,367	22,041	44,408	24,281	25,232
Depreciation ($000s)	(6,241)	(5,990)	(12,231)	(6,386)	(6,416)
Cash Costs ($000s)	16,126	16,051	32,177	17,895	18,816
Sustaining Capital ($000s)	2,906	797	3,703	1,825	4,507
All-In Sustaining Cost - Mine Site ($000s)	19,032	16,848	35,880	19,720	23,323
General and Administrative Costs and Other ($000s)			3,929
All-In Sustaining Cost – Total ($000s)			39,809

Ounces Sold	25,224	16,743	41,967	33,956	31,303
Cash Cost per Ounce $/oz	639	959	767	527	601
All-In Sustaining Cost per Ounce - Mine Site $/oz	755	1,006	855	581	745
All-In Sustaining Cost per Ounce - Total $/oz			949

		Q2 2016		Q2 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($000s)	25,137	26,905	52,042	28,068
Depreciation ($000s)	(6,767)	(8,762)	(15,529)	(7,125)
Cash Costs ($000s)	18,370	18,143	36,513	20,943
Sustaining Capital ($000s)	4,166	4,059	8,225	4,074
All-In Sustaining Cost - Mine Site ($000s)	22,536	22,202	44,738	25,017
General and Administrative Costs and Other ($000s)			4,916
All-In Sustaining Cost – Total ($000s)			49,654

Ounces Sold	26,492	23,189	49,681	35,665
Cash Cost per Ounce $/oz	693	782	735	587
All-In Sustaining Cost per Ounce - Mine Site $/oz	851	957	901	701
All-In Sustaining Cost per Ounce - Total $/oz			999

		H1 2016		H1 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($000s)	47,504	48,946	96,450	52,349
Depreciation ($000s)	(13,008)	(14,752)	(27,760)	(13,511)
Cash Costs ($000s)	34,496	34,194	68,690	38,838
Sustaining Capital ($000s)	7,072	4,856	11,928	5,899
All-In Sustaining Cost - Mine Site ($000s)	41,568	39,050	80,618	44,737
General and Administrative Costs and Other ($000s)			8,845
All-In Sustaining Cost – Total ($000s)			89,463

Ounces Sold	51,716	39,932	91,648	69,621
Cash Cost per Ounce $/oz	667	856	750	558
All-In Sustaining Cost per Ounce - Mine Site $/oz	804	978	880	643
All-In Sustaining Cost per Ounce - Total $/oz			976

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

Q1 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Loss	(1,786)	(7,287)	(9,073)	(14,061)	(23,134)
Finance Expenses	3,059	917	3,976	7,442	11,418
Other non-cash charges	2,835	1,433	4,268	5,155	9,423
Share-based payments	4	2	6	35	41
Depletion and Depreciation	6,241	5,990	12,231	13	12,244
EBITDA	10,353	1,055	11,408	(1,416)	9,992

Q2 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Loss	1,504	(2,623)	(1,119)	(12,367)	(13,486)
Finance Expenses	798	1,506	2,304	7,736	10,040
Other non-cash charges	2,631	260	2,891	3,284	6,175
Share-based payments	21	15	36	263	299
Depletion and Depreciation	6,767	8,762	15,529	14	15,543
EBITDA	11,721	7,920	19,641	(1,070)	18,571

H1 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Loss	(282)	(9,910)	(10,192)	(26,428)	(36,620)
Finance Expenses	3,857	2,423	6,280	15,178	21,458
Other non-cash charges	5,466	1,693	7,159	8,439	15,598
Share-based payments	25	17	42	298	340
Depletion and Depreciation	13,008	14,752	27,760	27	27,787
EBITDA	22,074	8,975	31,049	(2,486)	28,563

Q1 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Income/(Loss)	14,556	(98)	14,458	(7,678)	6,780
Finance Expenses	172	98	270	5,434	5,704
Other non-cash charges	464	-	464	280	744
Share-based payments	60	-	60	343	403
Depletion and Depreciation	6,386	-	6,386	25	6,411
EBITDA	21,638	-	21,638	(1,596)	20,042

Q2 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Income/(Loss)	8,528	(50,299)	(41,771)	(6,895)	(48,666)
Finance Expenses	1,391	99	1,490	4,545	6,035
Other non-cash charges	1,665	50,200	51,865	368	52,233
Share-based payments	15	-	15	139	154
Depletion and Depreciation	7,125	-	7,125	23	7,148
EBITDA	18,724	-	18,724	(1,820)	16,904

H1 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$000s	$000s	$000s	$000s	$000s
Net Income/(Loss)	23,084	(50,397)	(27,313)	(14,573)	(41,886)
Finance Expenses	1,563	197	1,760	9,979	11,739
Other non-cash charges	2,129	50,200	52,329	648	52,977
Share-based payments	75	-	75	482	557
Depletion and Depreciation	13,511	-	13,511	48	13,559
EBITDA	40,362	-	40,362	(3,416)	36,946

Q2 2016 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on August 11, 2016. Please use the following dial in numbers:

Q2 2016 Financial Results Conference Call Information

Toll Free (North America):	+1 877-291-4570	Conf ID: 56372533
Toronto Local & International:	+1 647-788-4919	Conf ID: 56372533

Q2 2016 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID: 56372533
Toronto Local & International:	+1 416-621-4642	Conf ID: 56372533

The conference call replay will be available from 2:00PM EST on August 11, 2016 until 11:59 PM EST on August 25, 2016.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding potential hydro power projects, estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com